SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                November 20, 2006

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F X      Form 40-F
                                   ---              ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date: November 20, 2006                  By: Theresa Robinson
    -----------------------                  ----------------
                                       Name: Mrs Theresa Robinson
                                             Group Secretariat Co-ordinator

Corus Group plc
20 November 2006

Section 198(1) of the Companies Act 1985

Corus Group plc today received the following notification from Supernova Acquisitions Limited ("SA") that:

1. SA of 10 Norwich Street, London, EC4A 1BD, being a shareholder of Corus Group plc (the "Company"), hereby gives notice on behalf of SA and its parent company CSN Panama Sarl and its parent company Campanhia Siderugica Nacional ("CSN"), to the Company pursuant to the provisions of section 198(1) of the Companies Act 1985 (the "Act"), of the event referred to in paragraph 3 below.


2. This notice is given in fulfilment of, and for the express purpose of discharging the obligations imposed on SA by the said section and arising out of the transaction referred to in paragraph 3 below.


3. On 17 November 2006 SA acquired a notifiable interest within the meaning of Sections 203 and 208 of the Act, by virtue of the purchase of 13,167,727 ordinary shares of 50 pence each in the capital of the Company.


4. Immediately following the transaction referred to in paragraph 3 above, SA had a notifiable interest (within the meaning of Section 199(2) of the Act), in 34,072,613 ordinary shares of 50 pence each in the capital of the Company. The shares were registered (or in due course will be registered) in the name of Supernova Acquisitions Limited, a wholly owned subsidiary of CSN Panama Sarl, which is itself a wholly owned subsidiary of CSN.


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